UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 -----------------------------------------------

                                  SCHEDULE 13D

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                        GEMSTAR INTERNATIONAL GROUP LTD.
                                (Name of Issuer)

                    Ordinary Shares, par value $.01 per share
                         (Title of Class of Securities)

                                   G-3788-V106
                                 (CUSIP Number)

                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                October 15, 1998
             (Date of Event which Requires Filing of this Statement)


            ---------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. G-3788-V106

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                          VIACOM INTERNATIONAL INC.
     ---------------------------------------------------------------------------
                         I.R.S. Identification No. 13-3844753
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(2)  Check the Appropriate Box if a Member of Group (See Instructions)

     |_|  (a)
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     |_|  (b)
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(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Sources of Funds (See Instructions)
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
                  --------------------------------------------------------------


(6)  Citizenship or Place of Organization          Delaware
                                          --------------------------------------

- --------------
 Number of          (7)     Sole Voting Power
   Shares                                              -------------------------
Beneficially        (8)     Shared Voting Power          2,315,629
 Owned by                                              -------------------------
   Each             (9)     Sole Dispositive Power
Reporting                                              -------------------------
  Person            (10)    Shared Dispositive Power     2,315,629
   With                                                -------------------------
- --------------

(11  Aggregate Amount Beneficially Owned by Each Reporting Person
                    2,315,629
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                         -------------------------------------------------------


(13) Percent of Class Represented by Amount in Row (11)
                    4.75%
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(14) Type of Reporting Person (See Instructions)            CO
                                                  ------------------------------

CUSIP No. G-3788-V106

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                            SUMNER M. REDSTONE
     ---------------------------------------------------------------------------
                            I.R.S. Identification No.
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(2)  Check the Appropriate Box if a Member of Group (See Instructions)

     |_|  (a)
               -----------------------------------------------------------------
     |_|  (b)
               -----------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Sources of Funds (See Instructions)
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
                  --------------------------------------------------------------


(6)  Citizenship or Place of Organization          United States
                                          --------------------------------------

- --------------
 Number of          (7)     Sole Voting Power               22,126
   Shares                                              -------------------------
Beneficially        (8)     Shared Voting Power          2,315,629
 Owned by                                              -------------------------
   Each             (9)     Sole Dispositive Power          22,126
Reporting                                              -------------------------
  Person            (10)    Shared Dispositive Power     2,315,629
   With                                                -------------------------
- --------------

(11  Aggregate Amount Beneficially Owned by Each Reporting Person
                    2,337,755
     ---------------------------------------------------------------------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                         -------------------------------------------------------


(13) Percent of Class Represented by Amount in Row (11)
                    4.8%
     ---------------------------------------------------------------------------


(14) Type of Reporting Person (See Instructions)            IN
                                                  ------------------------------

          This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 19, 1997, as amended by Amendment No. 1 thereto filed on February 7, 1998, by Viacom International Inc. (the "Company") and Mr. Sumner M. Redstone ("Redstone") with respect to the voting Ordinary Shares, $.01 par value per share (the "Ordinary Shares"), of Gemstar International Group Limited, a British Virgin Islands corporation (the "Issuer"), with its principal executive office located at 135 North Los Robles Avenue, Suite 800, Pasadena, California 91101.


Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 is hereby amended and supplemented as follows:

          In open market transactions from October 12, 1998 through October 15, 1998, the Company and its 80%-owned subsidiary, Spelling Entertainment Group Inc., sold 530,000 Ordinary Shares, reducing the Reporting Persons' beneficial ownership to approximately 4.8%.

          The transactions reported in this Amendment No. 2 reduce the Reporting Persons' beneficial ownership to less than 5% of the Ordinary Shares of the Issuer, therefore, the Reporting Persons have no further reporting requirements on a Statement on Schedule 13D with respect to the Issuer.

          The Company and Redstone may, from time to time, offer to sell all or a part of the Ordinary Shares beneficially owned by them, in a single or a series of transactions.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is hereby amended as follows:

          The Company beneficially owns 2,315,629 Ordinary Shares, which represent approximately 4.75% of the issued and outstanding Ordinary Shares (based on the number of Ordinary Shares of the Issuer that were reported by the Issuer to be issued and outstanding as of June 30, 1998). Such shares consist of:

          (i)       1,751,513 Ordinary Shares held directly by the Company;

          (ii)      554,116   shares  of   Ordinary   Shares  held  by  Spelling
                    Entertainment Group Inc. which is approximately 80% owned by the Company; and

          (iii) 10,000 Ordinary Shares subject to currently exercisable options held by a director of the Issuer for the benefit of the Company. These options do not entitle the Company to vote on any matter submitted to a vote of the Issuer's shareholders.

          Viacom Inc. ("Viacom"), as the sole shareholder of the Company, may be deemed the beneficial owner of all of the Ordinary Shares described in clauses
(i),(ii) and (iii) of this Item 5.

          National Amusements, Inc. ("NAI"), as the controlling shareholder of Viacom, may be deemed the beneficial owner of all of the Ordinary Shares described in clauses (i), (ii) and (iii) of this Item 5.

          Redstone, as the controlling stockholder of NAI, may be deemed the beneficial owner of all of the Ordinary Shares described in clauses (i), (ii) and (iii) of this Item 5. Redstone also owns 22,126 Ordinary Shares of Common Stock directly. The aggregate beneficial ownership of Redstone is approximately 4.8%.


 Transactions effected since the filing of Amendment No. 1 on February 7, 1998.

  DATE             NO. OF SHARES         PRICE*          WHERE AND HOW EXECUTED

 10/12/98             15,000            $45.5833               Bear, Stearns,
                                                            New York, New York

 10/13/98            200,000            $45.2031                     "
 10/14/98            130,000            $45.0889                     "
 10/15/98            185,000            $45.1993                     "

 *Price indicated is weighted average price of each day's aggregated purchases.

                   All of the above transactions were sales.

Item 7.   Material to Be Filed as Exhibits.
          ---------------------------------

          99.1 Agreement between Viacom International Inc. and Sumner M. Redstone pursuant to Rule 13d-1(f)(1)(iii).

                                   Signatures


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


October 15, 1998                   Viacom International Inc.


                                   By:  /S/ MICHAEL D. FRICKLAS
                                        -------------------------------
                                   Name:     Michael D. Fricklas
                                   Title:    Senior Vice President,
                                            General Counsel



                                   /S/ SUMNER M. REDSTONE
                                   ------------------------------------
                                    Sumner M. Redstone, Individually

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.         Description
- -----------         -----------

  99.1              Agreement between Viacom International Inc. and Sumner M.
                    Redstone pursuant to Rule 13d-1(f)(1)(iii).